# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMAX Corporation, CIK 0000921582
CUSIP: 45245E109
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2525 Speakman Drive, Mississauga, Ontario, Canada (Federal Level) (Z4), L5K 1B1
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0001132859
Persons authorized to receive notices and communications: Ryan J. York, Accretive Legal, PLLC, 34522 N Scottsdale Rd., STE 120-113, Scottsdale, Arizona (AZ), 85266, (425) 786-9256

## Reporting persons
- Kevin Douglas (CIK 0001132859): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,050,328; sole dispositive power 0; shared dispositive power 8,351,373; aggregate amount beneficially owned 8,351,373 (15.5% of the class)
- Michelle Douglas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,038,339; sole dispositive power 0; shared dispositive power 6,038,339; aggregate amount beneficially owned 6,038,339 (11.2% of the class)
- James E. Douglas, III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,301,045; shared voting power 0; sole dispositive power 0; shared dispositive power 1,301,045; aggregate amount beneficially owned 1,301,045 (2.4% of the class)
- K&M Douglas Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,600,746; sole dispositive power 0; shared dispositive power 3,600,746; aggregate amount beneficially owned 3,600,746 (6.7% of the class)
- Irrevocable Descendant's Trust FBO Alexander James Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 602,311; shared voting power 0; sole dispositive power 602,311; shared dispositive power 0; aggregate amount beneficially owned 602,311 (1.1% of the class)
- Irrevocable Descendant's Trust FBO Amanda Anne Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 602,310; shared voting power 0; sole dispositive power 602,310; shared dispositive power 0; aggregate amount beneficially owned 602,310 (1.1% of the class)
- Irrevocable Descendant's Trust FBO Jake Edward Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 602,310; shared voting power 0; sole dispositive power 602,310; shared dispositive power 0; aggregate amount beneficially owned 602,310 (1.1% of the class)
- Irrevocable Descendant's Trust FBO Summer Jean Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 602,310; shared voting power 0; sole dispositive power 602,310; shared dispositive power 0; aggregate amount beneficially owned 602,310 (1.1% of the class)
- Nonexempt Trust FBO Kevin G. Douglas: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 440,000; shared voting power 0; sole dispositive power 440,000; shared dispositive power 0; aggregate amount beneficially owned 440,000 (0.8% of the class)
- Nonexempt Trust FBO James E. Douglas, III: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 440,000; shared voting power 0; sole dispositive power 0; shared dispositive power 440,000; aggregate amount beneficially owned 440,000 (0.8% of the class)
- Celtic Financial LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 571,989; sole dispositive power 0; shared dispositive power 571,989; aggregate amount beneficially owned 571,989 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: IMAX Corporation
Address of issuer's principal executive offices: 2525 Speakman Drive, Mississauga, Ontario, Canada (Federal Level) (Z4), L5K 1B1
Comment:
This Amendment No. 11 ("Amendment") amends and supplements the Schedule 13D filed with the SEC on October 20, 2016, as previously amended by the Schedule 13D/A filed with the SEC on January 27, 2017, the Schedule 13D/A filed with the SEC on January 12, 2018, the Schedule 13D/A filed with the SEC on February 5, 2019, the Schedule 13D/A filed with the SEC on January 27, 2020, the Schedule 13D/A filed with the SEC on January 25, 2021, the Schedule 13D/A filed with the SEC on January 27, 2022, the Schedule 13D/A filed with the SEC on January 31, 2023, the Schedule 13D/A filed with the SEC on January 25, 2024, the Schedule 13D/A filed with the SEC on June 17, 2024, and the Schedule 13D/A filed with the SEC on January 23, 2026 (the "Schedule 13D"). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of the Schedule 13D are hereby amended as follows:

## Item 2. Identity and Background
Name of person filing: Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Irrevocable Descendant's Trust FBO Alexander James Douglas, Irrevocable Descendant's Trust FBO Amanda Anne Douglas, Irrevocable Descendant's Trust FBO Jake Edward Douglas, Irrevocable Descendant's Trust FBO Summer Jean Douglas, Nonexempt Trust FBO Kevin G. Douglas, Nonexempt Trust FBO James E. Douglas, III, and Celtic Financial LLC (collectively, the "Filers").
Residence or business address: 300A Drakes Landing Road, Suite 200, Greenbrae, CA 94904.
Present principal occupation or employment: Kevin Douglas is an active securities and commodities investor, the Manager of Celtic Financial LLC, and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers. Michelle Douglas participates in nonprofit fund raising and in assisting Kevin Douglas in his investment activities. James E. Douglas, III is a high school teacher and has the same business address as the Filers.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: U.S.A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage of outstanding Common Shares of the Issuer which may be deemed to be beneficially owned by each of the Filers is set forth on Line 13 of such Filer's cover sheet. Such percentage was calculated based on 53,993,017 shares of the Issuer's Common Shares outstanding as of January 31, 2026, as reported on the Issuer's 10-K, filed with the U.S. Securities and Exchange Commission on February 25, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and supplemented as follows:

Kevin Douglas and his wife, Michelle Douglas, hold 3,600,746 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the Irrevocable Descendant's Trust FBO Alexander James Douglas which holds 602,311 shares, the Irrevocable Descendant's Trust FBO Amanda Anne Douglas which holds 602,310 shares, the Irrevocable Descendant's Trust FBO Jake Edward Douglas which holds 602,310 shares, and the Irrevocable Descendant's Trust FBO Summer Jean Douglas which holds 602,310 shares.

Kevin Douglas holds 440,000 shares as the trustee and beneficiary of the Nonexempt Trust FBO Kevin G. Douglas.

Kevin Douglas is the Manager of Celtic Financial LLC, which holds 571,989 shares, and has voting and dispositive power with respect to the shares held by Celtic Financial LLC.

Kevin Douglas, as the settlor of the KGD intentionally defective grantor trust (the "KGD IDGT"), has the right to substitute property of equivalent value in return for the 28,352 shares held by the KGD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the KGD IDGT.

Kevin Douglas shares dispositive power with respect to 440,000 shares held by the Nonexempt Trust FBO James E. Douglas, III, and 861,045 shares held by James E. Douglas, III.

Michelle Douglas, as the settlor of the MMD intentionally defective grantor trust (the "MMD IDGT"), has the right to substitute property of equivalent value in return for the 28,352 shares held by the MMD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the MMD IDGT.

James E. Douglas, III holds 440,000 shares as the trustee and beneficiary of the Nonexempt Trust FBO James E. Douglas, III.
Transactions in the class effected during the past sixty days: On March 16, 2026, the Filers sold an aggregate of 568,000 Common Shares in a block sale transaction pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act") at a price of $37.82 per share. The March 16, 2026 block sale was allocated among the Filers as follows: K&M Douglas Trust sold 261,600 shares; James E. Douglas, III sold 62,600 shares; KGD IDGT sold 34,300 shares; MMD IDGT sold 34,300 shares; Irrevocable Descendant's Trust FBO Alexander James Douglas sold 43,800 shares; Irrevocable Descendant's Trust FBO Amanda Anne Douglas sold 43,800 shares; Irrevocable Descendant's Trust FBO Jake Edward Douglas sold 43,800 shares; and Irrevocable Descendant's Trust FBO Summer Jean Douglas sold 43,800 shares. Except as described in this Item 5(c), during the past 60 days, none of the Filers have effected any transactions with respect to the Common Shares.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of each of the Filers, no one other than the Filers have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Filers.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Kevin Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas (03/17/2026)
- Michelle Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Michelle Douglas (03/17/2026)
- James E. Douglas, III: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for James E. Douglas, III (03/17/2026)
- K&M Douglas Trust: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (03/17/2026)
- Irrevocable Descendant's Trust FBO Alexander James Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (03/17/2026)
- Irrevocable Descendant's Trust FBO Amanda Anne Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (03/17/2026)
- Irrevocable Descendant's Trust FBO Jake Edward Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (03/17/2026)
- Irrevocable Descendant's Trust FBO Summer Jean Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (03/17/2026)
- Nonexempt Trust FBO Kevin G. Douglas: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Trustee (03/17/2026)
- Nonexempt Trust FBO James E. Douglas, III: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for James E. Douglas, III, Trustee (03/17/2026)
- Celtic Financial LLC: /s/ Eileen Wheatman, Eileen Wheatman as attorney-in-fact for Kevin Douglas, Manager (03/17/2026)
Comment: This Amendment was executed by Eileen Wheatman on behalf of the individuals listed above pursuant to a Limited Power of Attorney, a copy of which was previously filed with the SEC as an exhibit to the Schedule 13D/A filed with the U.S. Securities and Exchange Commission on June 17, 2024.